[LOGO OF ACERGY]

                                                               seabed-to-surface

                     ACERGY S.A. - ELECTION OF NEW DIRECTOR

London, England - September 11, 2006 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY) announced today that it proposes that Sir Peter Mason be elected a Non-executive Director of the Company. An Extraordinary General Meeting will be held on October 19, 2006 at 11.00am local time. The meeting will take place at the offices of Services Generaux de Gestion S.A., 23 avenue Monterey, L-2086 Luxembourg, at which shareholders will be asked to vote this candidate onto the Board. This new appointment will increase the number of Directors to seven.

Sir Peter Mason brings extensive management and oil service sector experience, having served as Chief Executive for AMEC from 1996 until his retirement in September 2006. Previous management positions include Executive Director of BICC plc and Chairman and Chief Executive of Balfour Beatty. He was appointed a Non-executive Director of BAE Systems plc in January 2003. He is a Fellow of the Institute of Civil Engineers, and he holds a Bachelor of Sciences degree in Engineering. Sir Peter is a British citizen.

Once appointed, Sir Peter will become a member of the Governance and Nomination Committee.

All shareholders of record as of September 18, 2006 will be entitled to vote at the meeting. Information for the EGM will be posted to shareholders shortly.

Mark Woolveridge, Chairman of Acergy S.A., said, "I am delighted that Sir Peter is willing to join us at Acergy. His appointment will bring significant additional oil and gas industry expertise to the Board to which I am confident he will provide a valuable contribution in determining Acergy's future course."

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.

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CONTACTS:
Deborah Keedy / Julian Thomson
Acergy S.A.
UK +44 1932 773767 or +44 1932 773764
US +1 877 603 0267 (toll free)
deborah.keedy@acergy-group.com
julian.thomson@acergy-group.com

www.acergy-group.com

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